UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

                                    Cidade de Deus, Osasco, SP, January 13, 2003

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

     We hereby  inform that we will be  publishing  in the Press  tomorrow,  the
14th, a Relevant Fact with the following content:

"Banco Bradesco S.A. (Bradesco) hereby notifies its stockholders,  customers and the market in general  that on January  10,  2003 it signed a "Private  Business
Integration  Commitment  Agreement  and other Pacts" with Banco  Bilbao  Vizcaya
Argentaria,  S.A.  (BBVA),  the major  stockholder  of the Banco Bilbao  Vizcaya
Argentaria Brasil S.A. (BBV Brasil).

The  operation  involves the transfer to Bradesco of the BBVA stocks in the bank
BBV Brasil,  representing  99.99% of its capital, in exchange for an interest to be held by BBVA in Bradesco's  Capital as common and preferred stocks equivalent to 4.5%,  each  class,  equal to R$ 630  million as of the  proposal  (at market price), in addition to a payment of approximately R$ 2 billion.

The stocks to be  assigned to BBVA will be issued at a Special  General  Meeting held at the operation  closing,  at which time the BBV Brasil bank will become a wholly-owned subsidiary of Bradesco, in compliance with the terms of Article 252 of Law no 6.404/76.

The  settlement of this  operation is subject to the approval of the  regulatory authorities and the results of the due diligence to be completed within a period of 30 (thirty) days, upon release of the Financial Statements for the year 2002.

The  transaction  also  includes the directly  and  indirectly  owned BBV Brasil subsidiaries, including BBV Gestão de Recursos - Banco de Investimento S.A., BBV
Cartões,  Crédito,  Financiamento e Investimento S.A., BBV Corretora de Câmbio e
Valores Mobiliários Ltda. and BBV Leasing Brasil S.A. Arrendamento Mercantil.

Based on this transaction, Bradesco hereby reaffirms its objective to strengthen its presence  and  operations  in the market and to increase  gains of scale and efficiency, adding value to its stockholders.

The following is a  consolidation  of the most important  figures related to the institutions as of September 30, 2002.

This  negotiation  calls for the  signing  of a  stockholders  agreement,  which includes the right for BBVA to appoint 1 (one)  member to the Bradesco  Board of
Directors  as well as the  establishment  of a  Spanish  Desk in  charge  of the
relationship   with  the  Spanish   companies   in  Brazil  and  the   analysis,
implementation and expansion of businesses between BBVA and Bradesco.

The  intention of Bradesco is that BBV Brasil  continues to provide  services to its customers in a regular manner to whom products, services and conveniences of
Bradesco will be made available after the operation is concluded.

The Banco Espírito Santo, S.A. assisted Bradesco bank in this operation."

                                Sincerely yours,

                               Banco Bradesco S.A.
                            Luiz Carlos Trabuco Cappi
                          Executive Vice President and
                           Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2003

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Trabuco Cappi
Luiz Carlos Trabuco Cappi Executive Vice-President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.